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Munich Re Group

RECEIVED

Securities and Exchange Commission
Division of Corporation Fina[redacted]
Office of International Corpc
Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

07021935

SUPPL

Central Division Group Legal
Queries to Mr. Dr. Mörlein

Tel.: +49 (89) 3891-9853
Fax: +49 (89) 3891-79853

Date: 6 March 2007
E-mail: wmoerlein@munichre.com

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34975

Dear Ms. Cascio,

Ref.: Preliminary figures for 2006

Enclosed you will find a copy of Munich Re's press release (28 February 2007) about the preliminary figures for 2006.

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft

ppa i.V.

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 28 February 2007

Preliminary figures for 2006: Record profit of over €3.5bn (+28.5%) / Original expectations far exceeded / Reinsurance: Profit almost doubled to €2.7bn / Primary insurance: ERGO with profit of €906m (+15.3%) / Dividend to be significantly increased again – to €4.50 (3.10) per share –raising total amount distributed to nearly €1bn / CEO von Bomhard: "Our strategic orientation is paying off. We are well positioned for 2007 and beyond." / Profit of €2.8–3.2bn aimed at for 2007 – around 10% higher than last year's original goal

The Munich Re Group significantly exceeded its expectations for the year 2006 and improved all its key indicators. On the basis of preliminary figures, it posted another record profit, this time totalling €3.5bn (+28.5%), increased its return on risk-adjusted capital to 20.3%, and reduced its combined ratios in reinsurance (92.6%) and primary insurance (90.8%) to new record lows.

"A record profit for the third time in a row. That shows the powerful effect of our clear profit focus", said Nikolaus von Bomhard, Chairman of the Board of Management, when presenting the results. "We are adhering to this strategy, while selectively and systematically exploiting our Group's growth potential."

Von Bomhard: "In the past three years, we have made Munich Re fit for the challenges of the future with integrated risk management and active diversification. Unparalleled client proximity and renowned expertise give us an exceptional position in the market. There is substantial demand for financial protection among our clients in reinsurance and primary insurance, which enables us to selectively expand our profitable business in promising growth segments and regions at the right moment. Our shareholders will also benefit from this."

For 2007, von Bomhard is aiming at a profit of €2.8bn to €3.2bn for the Munich Re Group — around 10% more than the range of €2.6–2.8bn set a year ago for 2006.

The Munich Re Group's 2006 business figures (preliminary)

In a very favourable environment, the Group clearly bettered the previous year's record profit in the year under review. Both reinsurance and primary insurance made a significant contribution to the high profit of €3.5bn (2.7bn). The operating result grew by as much as 32.6% to €5.5bn (4.1bn).

Equity rose by 8.3% to €26.4bn (24.4bn), mainly due to the increased consolidated profit. Return on risk-adjusted capital (RORAC) — the key return figure for insurers — amounted to 20.3% (18.7%), based on a risk-adjusted capital of €17.0bn (14.4bn). Return on equity (ROE) came to 14.2% (12.5%).

Subject to the approval of the Supervisory Board, the dividend proposal of the Board of Management at the Annual General Meeting will be €4.50 (3.10) per share. This would mean a total payout of €988m (707m) to shareholders.

The share buy-back launched in November 2006 has already been concluded. A total of just over eight million shares have been acquired at an average price of €124.36. These shares will be cancelled prior to the Annual General Meeting. "This step shows how we are using active management to gear our capital to requirements," stressed von Bomhard. "With the share buy-back and the planned shareholders' dividend, we will have given the capital market nearly €2bn by the end of April."

Gross premiums written amounted to €37.4bn (38.2bn), around the same level as in the previous year after allowing for changes in the consolidated group (sale of the Karlsruher Insurance Group and Nieuwe Hollandse Lloyd Verzekeringsgroep NHL in 2005; acquisition of Isviçre in 2006) and currency translation effects.

Reinsurance: Profit almost doubled to €2.7bn

The outstanding result in reinsurance business benefited from risk-adequate prices, terms and conditions. And unlike in the previous year, the international insurance industry was largely spared major losses from natural catastrophes.

The operating result grew by 84.5% to €4.4bn (2.4bn). Reinsurance contributed €2.7bn (1.4bn) to the Group profit, 92.9% more than in the previous year.

The combined ratio amounted to a very favourable 92.6% (111.7%), of which 1.3 (19.4) percentage points were attributable to natural catastrophes. Munich Re's biggest individual claims burdens in 2006 came from man-made losses: one fire alone — in a ThyssenKrupp cold rolling mill — cost approximately €50m.

Whilst maintaining its disciplined underwriting policy, the Group succeeded in keeping its premium income at a high level of €22.2bn (22.3bn). The split between the segments of life/health, with €7.7bn (7.8bn), and property-casualty, with €14.5bn (14.5bn), remained unchanged. Von Bomhard: "We are keeping to our proven line of not growing our premium at the price of poorer quality."

In the property-casualty segment, there were — as usual — increases and releases of claims reserves, which more or less cancelled each other out. The largest individual item was a reserve increase of €465m for asbestos-related claims in the USA and a release of reserves held for this purpose at Group level.

Primary insurance: ERGO with a profit of €906m well above expectations

The 2006 operating result of the primary insurers in the Munich Re Group amounted to €1.3bn (1.5bn) and their profit to €1.1bn (1.2bn). The previous year's result was influenced by one-off

income from the exchange of HVB shares into UniCredit stock and divestments in the consolidated group (including the sale of the Karlsruher Group); without these effects and adjusted to eliminate a positive tax effect in 2006, there would have been an increase of €0.2bn in the profit.

The ERGO Insurance Group, which writes about 95% of the gross premiums in Munich Re's primary insurance segment, increased its profit by 15.3% to €906m (786m). It further improved its combined ratio (for property-casualty business including legal expenses insurance) to a very good 90.7% (92.3%). Just as pleasing was the development of the combined ratio for the whole primary insurance group — i.e. including Europäische Reiseversicherung and the Watkins Syndicate — which was cut to 90.8% (93.1%).

Gross premiums written in the Munich Re Group's primary insurance segment decreased to €16.7bn (17.6bn), but remained stable after adjustment for the above-mentioned divestments.

The life and health primary insurers recorded premium of €11.6bn (12.3bn), with the reduction largely due to the sale of the Karlsruher Group. Premiums written in property-casualty insurance (including legal expenses insurance) totalled €5.1bn (5.3bn). There was a marked expansion in business outside Germany, whereas German business showed a decline in premium income, partly due to the very selective underwriting of motor fleet business.

Investments at a stable level

At year-end, the Munich Re Group's investments totalled €177bn — the same level as in the previous year. The investment result amounted to a high €8.9bn, and the return on investment to 5.0% (5.9%). The previous year's investment result of €10.8bn had been significantly influenced by the capital gains realised from the HVB/UniCredit share exchange and the sale of the Karlsruher Group, totalling €1.1bn gross. Net unrealised gains on securities available for sale remained at a high level of €9.3bn, albeit down 15.4% on the previous year owing to the rise in market interest rates. The proportion of investments in equities increased to 14.6% (14.0%) due to the dynamic performance of the world's stock markets.

MEAG MUNICH ERGO AssetManagement GmbH — the asset manager of Munich Re and the ERGO Insurance Group — had Group assets of €172.4bn (168.6bn) under management at 31 December 2006. The Group is now participating in the burgeoning Chinese asset management market through a joint venture with PICC Asset Management Company Ltd., Shanghai, in which it also has a shareholding.

Special tax factors

As a result of new German corporate tax legislation, tax credits for prior years will become payable in the years 2008 to 2017. These have to be recognised in the 2006 balance sheet as accounts receivable at their present value of €356m (after participation of policyholders) and result in a one-time positive entry in the income statement in the same amount.

There was a high tax expense of €770m arising from an accounting write-off of deferred tax assets involving loss carry-forwards at Munich Re America, which eases the burden on the company's future earnings position.

Prospects for 2007: RORAC target of 15% retained / Projected profit for the year of €2.8–3.2bn
Munich Re is again aiming for a return of more than 15% on its risk-adjusted capital in 2007, in line with its sustained return target. It does not expect 2007 to show an increase on the high profit level of 2006, especially as the burden from natural catastrophes is already well above the level at the end of February 2006, owing to Winter Storm Kyrill. Nevertheless, von Bomhard is optimistic: The aim is still to increase the Group profit significantly compared with

original expectations for 2006. On the basis of the capital position at the turn of the year 2006/2007, this would be equivalent to a consolidated profit in the range of €2.8–3.2bn, around 10% more than the range envisaged for 2006.

Munich Re expects a combined ratio of below 97% again in reinsurance, and another combined ratio of under 95% in primary insurance in 2007.

Given stable exchange rates, Munich Re reckons that the Group's premium income for 2007 is likely to be between €37.5bn and €38.5bn — around the same level as last year. It currently expects reinsurance to provide approximately €22–23bn of this (before consolidation) and primary insurance around €17–17.5bn.

"In the 2007 renewals still to come in Japan and South Korea, parts of the US market, Australia and Latin America, we will continue to systematically gear our underwriting policy to risk-adequate prices, terms and conditions. Profitability takes precedence over growth — that applies to both reinsurance and primary insurance", said von Bomhard. "Our clients also benefit from this: especially in reinsurance, our great financial strength and our broad diversification enable us to continue offering our clients extensive capacity. We are a strong and reliable partner for our clients in both reinsurance and primary insurance."

Positioning the Group in markets of the future and exploiting existing strengths

Munich Re sees good opportunities for profitable growth in the medium and long term for reinsurance. "We create value for our clients beyond traditional risk transfer — through sophisticated consulting services and underwriting expertise. This interesting range of offerings will continue to secure major growth potential for us in future", declared von Bomhard. "Altogether, demand for risk protection will increase further owing to concentration of values, technological developments and also climate change." He sees promising growth and earnings opportunities, for example, in US agricultural insurance, where Munich Re has tapped substantial new business potential.

In primary insurance, the focus is on expanding operations outside Germany. "We are continuing to gear our activities to the key future issue of personal provision," explained von Bomhard. Particularly in selected eastern and southeastern European countries, as well as emerging markets like India, he sees potential for profitable growth. In Germany, ERGO intends to grow again in private and commercial property insurance, and above all in personal accident insurance.

With its previously reported initiatives in the global health market, Munich Re is building on its unique capacity to respond individually to the needs of regional markets and clients. "Here we are counting particularly on our experience edge — after all, we have been active in the international health market for almost 20 years", said von Bomhard. "Thanks to this edge, we are able to offer a large number of business models, ranging from insurance and reinsurance solutions to managed care services."

The **Munich Re Group** operates worldwide, turning risk into value. In the business year 2006, it achieved a profit of €3,536m, the highest in its 126-year corporate history. In 2006, its premium income amounted to approximately €37bn and its investments to around €177bn. The Group is characterised by particularly pronounced diversification, client focus and earnings stability. It has approximately 37,000 employees in over 50 countries throughout the world and operates in all lines of insurance. With premium income of around €22bn in the year 2006 from reinsurance alone, it is one of the world's leading reinsurers. Its primary insurance operations are mainly concentrated in the ERGO Insurance Group; it is the second-largest provider in the

German primary insurance market and a leading player in the European insurance market in health insurance and legal expenses cover. The ERGO Insurance Group is present in 25 countries, and 33 million clients place their trust in the services, competence and security it provides.

Disclaimer
This press release contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (89) 38 91-25 04 or Johanna Weber on +49 (89) 38 91-26 95.
The presentation for today's media conference (9.30 a.m.) can be viewed in German and English at www.munichre.com. The conference will be transmitted in full on the internet at www.munichre.com/bilanz-pk.

Munich Re's annual report will be published on 20 March 2007. The Company's Annual General Meeting will take place on 26 April 2007.

Munich, 28 February 2007

Münchener Rückversicherungs–Gesellschaft
signed Dr. von Bomhard signed Küppers

END